September 27, 2013

International Shipholding Corporation

11 North Water Street

Suite 18290

Mobile, Alabama 36602

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:     International Shipholding Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 11, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 6, 2013

File No. 001-10852

Dear Sir or Madam:

By letter dated September 5, 2013 (the “Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the Form 10-K Annual Report for the year ended December 31, 2012 and Form 10-Q for the quarter ended June 30, 2013, which were filed by International Shipholding Corporation on March 11, 2013 and August 6, 2013, respectively. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the comment numbers in the Comment Letter and is followed by our response.  All references to page and footnote numbers in our responses are references to such numbers in the subject documents.  In this response letter (this “Letter”), the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential tr eatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version filed via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the Securities and Exchange

Confidential Treatment Requested by International Shipholding Corporation

ISH-1

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

Commission (the “Commission”), 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished by telecopy a copy of the Request Letter to the Commission’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.

In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by International Shipholding Corporation.” and each page is marked with the identifying numbers and code “ISH-001” through “ISH-021.”

Form 10-K for the Year Ended December 31, 2012 filed on March 11, 2013

Management's Discussion  and Analysis  of Financial  Condition  and Results of Operations, page 18

Critical  Accounting Policies,  page 18

Impairment of Long-Lived Assets,  page 19

Comment 1:

We note from your disclosure in Note 0 to the financial  statements that your Dry Bulk Carriers segment has  generated a segment loss during 2012, and in the six months ended June 30, 2013, and also has a significant amount of assets allocated to the segment.  In light of these segment losses, as well as the existence of volatile spot market rates, and other negative market factors, we believe you should significantly expand your critical accounting policy with regard to your policy for evaluating impairments of long-lived assets to provide more insight into the assumptions used in your impairment analysis. Your revised disclosures should explain the material assumptions used in your impairment analysis and should also include a discussion of factors such as how you arrived at the assumptions, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please confirm that you will revise your discussion accordingly.

Confidential Treatment Requested by International Shipholding Corporation

ISH-2

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

Response:

We plan to provide in our future annual reports on Form 10-K expanded disclosure of our critical accounting policy for evaluating impairment of long-lived assets. Subject to the Staff’s comments, we plan to provide the following disclosure in our next annual report on Form 10-K.

“We review the carrying amounts of our vessels for possible impairment when events or circumstances indicate that the carrying value of a particular vessel may not be recoverable.  The carrying values of the vessels may not represent their fair market value at any point in time because the market prices of vessels tend to fluctuate with changes in charter rates, second hand vessel sales, the cost of newbuildings, general economic conditions and various other factors discussed in this report. Historically, both charter rates and vessel values tend to be cyclical. There can be no assurance as to how long charter rates and vessel values will remain at the currently low levels or whether they will improve by any significant degree. We record impairment losses only when events occur that cause us to believe that the future cash flows for any individual vessel will be less than its carrying value. In such instances, we would recognize an impairment charge in the period in which we determine that the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount, and the fair value is below the carrying amount. We estimate undiscounted future cash flows on an individual vessel basis, or in groups of like kind vessels which can be interchanged to meet the needs of the customers that the vessels serve.

In developing estimates of future cash flows, we make assumptions about future charter rates, our ability to deploy the vessel, ship operating expenses, drydock cost, residual values and the estimated remaining useful life of the vessel.  Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charter contracts and estimated daily time charter rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter rates used for the unfixed days are based on a combination of (i) internally forecasted rates developed for and approved by our senior management, and (ii) the trailing 10-year historical average rates, based on annual average charter rates published by a third party maritime research service. We estimate our operating expenses and drydock requirements based on historical and budgeted costs and are adjusted for assumed inflation. We develop estimates of each of our vessel’s residual values  based upon management’s projections of the vessel’s scrap value and estimate the remaining useful life based on the type of vessel and the overall condition. Management believes that the assumptions used to evaluate potential impairments are reasonable and appropriate. Management further believes that its assumptions have generally proved to be accurate, particularly with respect to vessels with which we have substantial operating experience and that are deployed under fixed contracts. Nonetheless, given the volatility of spot market charter rates and our industry, our estimates of future cash flows and fair values have been and are expected to remain subject to significant fluctuations, particularly during periods when charter rates, expenses or prevailing industry conditions change abruptly. You should be aware that our assumptions are subjective and that we cannot guarantee the accuracy of these assumptions or the estimates derived there from. We review our estimates on a monthly, quarterly and annual basis through

Confidential Treatment Requested by International Shipholding Corporation

ISH-3

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83 the budgeting process. As part of our quarterly review process, we test the reasonableness of our estimates by reviewing  the sensitivity of our carrying values by calculating a break-even charter rate that would need to be earned in order to cover the current carrying values of our vessels.”

Executive Summary, page 19

Overview of Fleet, page 22

Comment 2:

We note your disclosure on page 22 of a table which lists the vessels in your fleet as of December 31, 2012. We also note the disclosure that at such date, you believe the market value of each of the vessels equals or exceeds its carrying value.  In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements.  Also, please consider revising this table to include the date of acquisition, purchase price and carrying value at the balance sheet date for each of your vessels.

Response:

In our future filings, we will expand our vessel fleet listing to include a disclosure that will provide a comparison on an aggregated basis of our vessels’ total net book value versus our  estimated total aggregated fair market value. However, we strongly believe by disclosing the fair value or the net book value by individual vessel, this will provide sensitive information that would be competitively harmful and in certain cases violate confidentiality agreements we have in place.

Management Gross Voyage Profit Financial Measures, page 23

Comment 3:

We note that in your MD&A section, you disclose the measure "gross voyage profit" which management reviews to assist in monitoring and managing your business.  You also include disclosure of a reconciliation of gross voyage profit to operating income. We also note that the segment disclosure in Note O to the financial statements includes disclosure of this gross voyage profit measure as well as the measure "segment profit (loss)."  However, it appears from your disclosures in Note O, that segment profit (loss), rather than gross voyage profit, is the reported measure of segment profit or loss, used for purposes of your ASC 280 required disclosures.  Please note that ASC 280-10-50-28 indicates that if the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity's consolidated financial statements.   In light of the fact that segment profit is the measure reconciled to consolidated net income in Note O, it would appear this is the reported segment measure of profit or loss. Please advise. If the reported

Confidential Treatment Requested by International Shipholding Corporation

ISH-4

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83 segment measure of profit or loss in accordance with ASC 280 is "segment profit," the financial measure "gross voyage profit" as discussed in MD&A, would be considered a non-GAAP  financial measure and should be revised to include the disclosures required by Item lO(e) of Regulation S-K.  Alternatively, if you believe that gross voyage profit is the measure of segment profit or loss reported to the CODM under ASC 280, this is the measure that should be reconciled to consolidated  income before income taxes in Note O.  Please advise or revise accordingly.

Response:

Our Chief Operating Decision Maker has consistently used gross voyage profit as the key measure for our segments’ profitability to assist in monitoring and managing our business.  We intend to revise our footnote beginning with our third quarter Form 10Q filing to include a reconciliation of gross voyage profit to operating income.  We believe operating income is the most directly comparable financial measure presented by us in accordance with GAAP, and is the comparative measure we have used for several years in the GAAP reconciliation tables included in our MD&A discussion.  See page 23 of our most recent annual report on Form 10-K.  Please also see (i) your comment No. 5 below, in which you suggest that operating income is the most directly comparable financial measure, and (ii) our replies below to Comments 5 and 15, in which we provide certain additional related information about our historical use of this metric.

Comment 4:

Also, if segment profit (loss) is the measure used by your CODM for purposes of assessing performance and allocating resources pursuant to ASC 280, MD&A should be revised to include a discussion of the facts and circumstances responsible for changes in this measure for each of your segments during each period presented in your consolidated financial statements. Please advise or revise as appropriate.

Response:

As noted in our response to Comment 3, our Chief Operating Decision Maker has consistently used gross voyage profit as the key measure for our segment’s profitability and we therefore believe our discussion in the MD&A section of our recent filings is appropriate.

Comment 5:

Additionally, your discussion in the results of operations section may include a discussion of the reported segment measure of profit or loss disclosed under ASC 280, however you should also include a discussion of any reconciling items and any significant variations  in the components of this measure such as voyage expenses, vessel depreciation, G&A expense, etc.  Also, if gross voyage profit is determined to be a nonGAAP financial measure based on the above, you should provide a discussion of the most comparable GAAP financial measure, such as operating income, in your results of operations section in a more prominent presentation than the non-GAAP financial measures.  See Item 10(e)(l)(i)  of Regulation S-K.  Please revise accordingly.

Confidential Treatment Requested by International Shipholding Corporation

ISH-5

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

Response:

As noted in our response to Comment 3, our Chief Operating Decision Maker has consistently used gross voyage profit as the key measure for our segments’ profitability. We intend, in future filings, to update our MD&A results of operations section to include operating income in a more prominent fashion. Specifically, we intend to analyze changes in our operating income in the forepart of our MD&A discussion before assessing segment profitability through a review of changes in gross voyage profit in the later sections of our MD&A discussion.

Comment 6:

When more than one factor contributes to the variation in revenue or profit between periods, please revise your discussion to quantify the effect of each factor.  For example, on page 24 you disclose that the Jones Act segment's gross voyage profit increased from $2.1 million in 2011 to $6.5 million in 2012 primarily due to the addition of the UOS vessels, and reduced operating costs, however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.  Please revise accordingly.

Response:

Beginning with our third quarter 2013 Form 10-Q, we intend to provide additional quantitative disclosures as needed in order to provide further insight into the change in revenue and voyage operating cost between periods.

Liquidity and Capital Resources - 2012, page 28

Comment 7:

Please revise to disclose an estimate of your expected capital expenditures for the year ended December 31, 2013.

Response:

We acknowledge the staff’s request and will provide our expected capital expenditures, including our scheduled dry dock expenditures, for the year ended December 31, 2013 in our third quarter 2013 Form 10-Q. Thereafter, we intend to disclose estimates of our expected annual capital expenditures, including our scheduled dry dock expenditures, in our reports pertaining to that year.

Audited Financial Statements

Statements of Income, page F-3

Comment 8:

We note the disclosure of a $16.6 million gain on the sale/purchase of other assets as part of operating income for the year ended December 31, 2012.  We also note that $12.2 million of this gain relates to a non-monetary vessel exchange which is explained in Note F.  Please explain to us and revise the notes to the financial statements to disclose the nature of the remaining $4.4

Confidential Treatment Requested by International Shipholding Corporation

ISH-6

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83 million gain included in this line item on the statement of income and explain how this gain was calculated or determined.

Response:

The remaining $4.4 million gain was primarily the result of the sale of two foreign flag Pure Car Truck Carriers (“PCTC”) that were sold in the ordinary course of business operations during the first quarter of 2012. The gain was calculated by taking the gross sales proceeds less the carrying value of the vessels as of the respective disposition date for each vessel that was sold. We intend to provide this additional information beginning with our third quarter 2013 Form 10-Q.

Notes to the Financial Statements

Note B. Acquisitions,  page F-10

Dry Bulk Cape Holding Inc., Step Acquisition

Comment 9:

We note from the disclosure included in Note B that in connection with the step acquisition transaction, the company recognized a bargain purchase gain of $500 which was calculated as the difference between the fair value of the net assets acquired of $69,000 less the fair value of the purchase consideration of $35,800 and the fair value of the previously held 50% interest of $32,700. With regards to this gain calculation, please tell us and explain in Note B the nature of the "purchase consideration"  issued in this transaction. Also, please explain in detail how the fair value of this purchase consideration was calculated or determined.

Response:

On March 24, 2011, Cape Holding, Ltd. (one of our indirect wholly-owned subsidiaries) and DryLog Ltd. completed a transaction that restructured their respective 50% interests in Dry Bulk Cape Holding, Inc. (“Dry Bulk”), a company in which we previously held a 50% investment. Prior to this transaction, Dry Bulk controlled through various subsidiaries two Capesize vessels and two Supramax newbuildings. In connection with this transaction, (i) Cape Holding, Ltd. increased its ownership in Dry Bulk from 50% to 100% and (ii) in consideration, DryLog Ltd received ownership of two former Dry Bulk subsidiaries (one holding a Capesize vessel and the other a shipbuilding contract relating to a Supramax vessel delivered in the second quarter of 2012.) and an additional $1.5 million in cash. The purchase consideration described in Note B of our financial statements represents the fair value of our prior 50% beneficial ownership interest in the subsidiaries transferred to DryLog Ltd and the supplemental cash. We intend to provide additional explanatory disclosure on our next annual report on Form 10-K.

The fair value of the consideration was calculated based on the appraised value of one vessel and one newbuilding and the intangible asset that was established reflecting the difference between the existing values of the time charter contracts in place at the time as compared to current market rates discounted back to present value. In determining the fair value for the capesize vessels, the cost and comparable sales approaches were used with equal weight applied to each

Confidential Treatment Requested by International Shipholding Corporation

ISH-7

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83 approach. The income approach was used for the intangible assets. A breakdown of the fair value purchase consideration is described below:

[***][***]

[***][***]

[***][***]

[***][***]

[***][***]

[***][***]

[***][***]

[***][***]

[***][***]

[***] [***]

Note C. Out of Period Adjustments

Comment 10:

We note that during 2012 you recorded certain out of period adjustments which related to periods prior to 2012.  We also note your disclosure that you concluded that the impact is not material to your results for 2012.  In light of the fact that the adjustments appear to be material to net income in the second quarter of 2012, the period in which the OOP adjustments were made, please provide us the following information:

•

Please explain in further detail the nature of the error related to the termination of a lease on one of your PCTC vessels in the third quarter of 2011 and explain how the amount of the error was calculated or determined.

•	Please explain to us how each of these errors were identified or detected by the Company’s management.
•

Please provide an explanation of the quantitative and qualitative factors considered by management in determining that the impact of these errors was not material to 2012 or to any of the prior periods impacted by this error. As part of your response, you should clearly explain why you do not believe the correction of these errors was material to your results of operations for the second quarter of 2012 when the errors were corrected in your financial statements.

Response:

Part I

In 2001, two of our wholly owned subsidiaries refinanced two PCTCs by entering into  sale-leaseback transactions with both leases classified as operating leases in accordance with ASC

Confidential Treatment Requested by International Shipholding Corporation

ISH-8

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

840-20. These sale lease-back transactions generated gains which we amortized over the terms of the respective leases. During the third quarter of 2011, we exercised early buy-out options and purchased back both of the vessels. Upon re-purchase of the vessels, the remaining deferred gain was incorrectly recorded and netted against the cost basis of the vessels acquired. Subsequently, in March 2012, we sold outright to a third party one of the vessels and generated a gain of approximately $3.8 million. In the second quarter of 2012, the error was identified and corrected by reversing the remaining deferred gain from the cost basis of the vessel offset by the recording of higher depreciation expense with the balance recorded as a gain in our income from operations. The calculation of the amount of the error is as follows:

Deferred Gain	$252,000
Less: Depreciation Expense(2011)	$8,000
Less: Depreciation Expense(2012)	$5,000
Net Out of Period Adjustment (2012)	$239,000

Part II

There were four errors evaluated by management. The four errors included the straight-lining of certain charter contracts with charter escalations, the straight-lining of operating leases with rent de-escalations, the gains associated with re-purchasing two leased assets (discussed in Part I) and the hedge accounting treatment for an interest rate swap held by one of our 25% equity investments.

The error related to the straight-lining of revenues was discovered in the fourth quarter of 2011 during the 2011 audit. There were three contracts in which the terms included either escalation or de-escalations of rates and the revenues associated with these charters were not recorded on a straight-line basis. The error was detected upon review of the charter agreements.

Additionally, an error similar to the error associated with the straight-lining of revenues was discovered during the fourth quarter of 2011 during the 2011 audit. The error was related to an operating lease agreement which contained a rent (lease) payment schedule in which the monthly payments decreased over time but were not accounted for on a straight-line basis. The error was detected upon review of the operating lease agreement.

The error related to the accounting for gains associated with re-purchasing of two leased assets, (described in detail in Part 1 above) was discovered by management upon review of a third leased vessel which was purchased back in the second quarter of 2012. The accounting for this transaction was reviewed by management and it was determined that the previous GAAP interpretation that we used was incorrect.

The last error was identified and detected in the second quarter of 2012 by management was the GAAP treatment for an interest rate swap which was entered into by one of our equity affiliates.

Confidential Treatment Requested by International Shipholding Corporation

ISH-9

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

We own a 25% interest in Oslo Bulk AS (“Oslo”), a Norwegian based company that currently owns mini bulk carriers. In July 2011, a wholly owned subsidiary of Oslo entered into an interest rate swap for purposes of reducing its exposure to variable interest rates on its outstanding debt. As part of the initial accounting for this derivative instrument, Oslo concluded that the derivative achieved hedge accounting for this instrument. We incorrectly recorded the interest rate swap as ineffective based on lack of documentation provided by Oslo management. Upon receipt of the derivative hedging documentation and review of Oslo’s  2011 audited financial statements during the second quarter of 2012, we concluded that we had incorrectly recorded the swap as ineffective at its inception.

Part III

In accordance with SAB 99, we performed an analysis of the materiality of the above adjustments (in the aggregate) on the prior year and current year financial statements.  Our analysis of the adjustments on our previously issued financial statements is summarized below.

We performed an analysis of whether the errors discussed above were material to our previously issued 2009, 2010 and 2011 financial statements.  As required under SAB 108, the errors were evaluated under both the “iron curtain” and the "rollover" methods.  Our analysis included consideration of whether any of the errors materially impacted our cash flows or financial statement disclosures.

The table below indicates the quantitative impact of the adjustments (in the aggregate) on the following line items in our statements of income and balance sheets as of and for the years ended December 31, 2009, 2012 and 2011.

Financial Statement Line Item	2009	2010	2011
Revenue	0.18%	0.065%	0.052%
Voyage Expenses	(0.31%)	0.18%	0.21%
Operating Expenses	0.026%	0.14%	(0.18%)
Operating Income	1.64%	(1.12%)	1.24%
Pre-tax Income	1.88%	(3.83%)	1.66%
Equity in Net Income (Loss) of Unconsolidated Entities	0.00%	0.00%	(164.28%)
Net Income	1.06%	(0.78%)	3.85%

Retained Earnings	0.25%	(0.065%)	0.60%
Stockholders' Equity	0.19%	(0.05%)	0.50%
Current Assets	0.29%	0.00%	0.00%
Long-Term Assets	0.00%	0.00%	(0.15%)
Current Liabilities	0.00%	0.33%	0.43%
Long-Term Liabilities	0.00%	0.00%	0.00%

Confidential Treatment Requested by International Shipholding Corporation

ISH-10

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

Based upon the above metrics, we concluded that the impact of the prior year errors was not material to our previously issued annual 2009, 2010 or 2011 financial statements on a quantitative basis.  We believe the impact of the errors is immaterial to each of the primary line items affected by the errors, with the exception of the line item "Equity in Net Income (Loss) of Unconsolidated Entities" where it is quantitatively significant to that line item.  We use this line item to report our proportionate share of the earnings from all of our equity method investments (which includes Oslo, as well as several other equity method investments).  We do not consider this line item to be a particularly relevant metric for assessing our performance by users of our financial statements based on the fact that (i) the activity on this line item has historically comprised a small portion of our profits in most years, (ii) the results have been near breakeven, and (iii) the results of our equity method investees are not routinely covered in our press releases.

In addition to reviewing the above metrics, we evaluated the effect of the adjustments on our statement of cash flows for each of the 2009, 2010 and 2011and concluded that the misstatements had an immaterial impact on each of the operating, investing and financing sections of each statement of cash flows. The misstatement would have been confined to the operating section of our statement of cash flows for the 2009 and 2010 years, and the impact would have been 0% for each of these two years.  The impact on the 2011 year would have been a 1.76% impact on cash flows from operating activities and a 0.81% impact on cash flows from investing activities.

We have also reviewed our footnote disclosures (primarily the "Unconsolidated Entities" footnote) and concluded that the misstatements did not materially impact our 2009, 2010 or 2011 footnote disclosures.

In addition to the quantitative analysis documented above, we evaluated the following qualitative considerations:

1.Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatements did not arise from any estimates.  Each of the errors resulted from the incorrect application of GAAP to the facts and circumstances associated with each item.  Although the misstatements arose from items capable of precise measurement, none of these items were intentional errors.

2.Whether the misstatement masks a change in earnings or other trends.

As documented above, we do not believe the misstatements significantly impact any trends and the misstatements had no significant impact on earnings for any of the periods affected.  The only trend affected is in 2011.  For the 2011 year, we reported a loss of $410,000 from our unconsolidated entities.  The impact of correcting the misstatements would have changed this loss to a gain of $263,560 for the 2011 year.  Nonetheless, as indicated above, we do not believe

Confidential Treatment Requested by International Shipholding Corporation

ISH-11

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83 the users of our financial statements consider this to be a particularly relevant metric of our operating performance.

3.Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

Prior to late 2012, we did not provide formal earnings guidance to the investing public as our stock was thinly traded and historically only one analyst actively followed our stock. The impact of the misstatements did not hide a failure to meet analysts' estimates or consensus expectations for the company.

4.Whether the misstatement changes a loss into income or vice versa.

The effect of the misstatements does not change a loss into income or vice versa in any of the prior periods affected.  Had the misstatements been recorded, we would have still been profitable in each of the 2009, 2010 and 2011 years. For the 2011 year, we reported a loss of $410,000 from our unconsolidated entities.  The impact of correcting the misstatements would have changed this loss to a gain of $263,560 for the 2011 year.

5.Whether the misstatement concerns a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

Based on our quantitative analysis described above, we concluded that the misstatements did not materially impact the financial results of any of our reportable segments.

6.Whether the misstatement affects the company's compliance with regulatory requirements.

No regulatory requirements have been affected by the misstatements.  Our primary regulatory requirements relate to the operation of our vessels as either U.S. Flag or Foreign Flag Vessels and the related regulations associated with sailing our vessels in international waters.  None of these regulatory requirements are impacted by the results of our financial reporting activities.

7.Whether the misstatement affects the company's compliance with loan covenants or other contractual requirements.

The misstatements had no impact on our debt covenants or any other contractual arrangements for each of the years 2009, 2010 or 2011.  We were in compliance with our loan covenants at the end of each of these three years (including our quarterly compliance requirements for each interim period) and would have been in compliance had our accounts been properly recorded in each applicable period.

Confidential Treatment Requested by International Shipholding Corporation

ISH-12

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

 8.Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

There are no incentive compensation plans that were impacted by the misstatements.

9.Whether the misstatement involves concealment of an unlawful transaction.

The misstatements do not involve the concealment of any unlawful transactions and the misstatements are not deemed to be unlawful or intentional acts.

10.Whether trends in the stock price of the company were substantially affected.

We do not believe that any trends in our stock price would have been substantially affected by the misstatements.  Our stock is thinly traded as our average daily trading volume from 1/1/09 to 12/31/11 was approximately 39,000 shares per day.  Our average stock price during the period from 1/1/09 to 12/31/11 was $24.84 and our stock price during this period moved over a range from $11.95 on the low end of the range to $31.85 on the high end of the range.  Movements in our stock price are typically driven by the results of our operations and our July 26, 2012 earnings release did not result in a significant downward or upward trend in our stock price.

Based on both the quantitative and qualitative considerations described above, we concluded and believed that the impact of the misstatements was not material to our annual 2009, 2010 or 2011 financial statements when considering all aspects of the facts and circumstances concerning the misstatements.  For each of the annual prior periods that were affected by the misstatements, pre-tax income and net income were understated.

We also performed an analysis to determine whether the OOP adjustments would materially misstate the year in which the errors would be corrected.  Given that the errors were identified and evaluated during the second quarter of 2012, we evaluated the impact of correcting all of the errors in the 2012 year.  Our analysis evaluated the impact of the cumulative effect of the OOP adjustments on the three month period ended 6/30/12, the six month period ended 6/3012, and the full 2012 year (comprised of six months of actual results and forecasted results for the final six months of 2012).  The following analysis was prepared for each of the aforementioned periods.

Confidential Treatment Requested by International Shipholding Corporation

ISH-13

*** - Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83

Financial Statement Line Item	3 Months Ended 6/30/12	6 Months Ended 6/30/12	Projected 12 Months ended 12/31/12	Actual 12 Months ended 12/31/12
Pre-Tax Income (Loss)	(40.61%)	(1.34%)	(1.24%)	(.51%)
Net Income (Loss)	561.32%	7.48%	6.91%	2.82%
Stockholders' Equity	0.24%	0.24%	0.24%	.23%

In reviewing the data in the table above, we focused on the impact of correcting all of the OOP adjustments in the twelve month period ended 12/31/12 as required under SAB 99.  The impact of correcting the OOP adjustments in the current full year period was not considered material on a quantitative basis (negative 1.24% of pre-tax income and 6.91% of net income).  Additionally, in reviewing the impact of correcting the OOP adjustments using the actual 2012 results, the errors were even less significant as compared to the projected 2012 results. Our conclusion is based on the fact that the users of our financial statements are primarily focused on our operating results (performance metrics such as revenues and operating income).  The reason for the difference in the impact of the misstatements on pre-tax income and net income is that one of the correcting entries only impacts net income.  This item does not impact the calculation of pre-tax income because the correction of this error is recorded on the line item which is presented after pre-tax income on the statement of income ("Equity in Net Income (Loss) From Unconsolidated Entities").

Additionally, we also evaluated the same qualitative considerations that was discussed above and concluded that there were no additional qualitative considerations that changed management's conclusion related to the impact of correcting the misstatements in 2012.   We concluded that the correction of the misstatements did not significantly impact any trends and the correction of the misstatements had no significant impact on earnings for any of the periods affected.  The only trends affected were in the second quarter of 2012. We updated our analysis of the impact of the OOP adjustments at the close of our third and fourth quarter 2012 reporting periods, and concluded that our original conclusion in the second quarter remained appropriate.

As a result of our conclusion above, the impact of correcting the misstatements was not material to our annual results for 2012. Based on ASC 250-10-45-27 formerly APB 28, the errors were corrected as OOP adjustments in the three months ended 6/30/12 and transparent disclosures were added to the footnotes to our 6/30/12 financial statements to disclose the nature and effect of the OOP adjustments.

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Note F. Non-Monetary  Exchange Transaction, page F-12

Comment 11:

We note your disclosure that on October 22, 2012 you acquired a newer vessel in exchange for one of your existing vessels and $3.7 million in cash and recognized a gain of $12.2 million based on the fair market value of the vessel received less the book value of the vessel tendered .  Please provide us details regarding the calculation of this $12.2 million gain and explain to us how you determined or calculated the fair market value of the vessel.

Response:

In accordance with Accounting Standards Codification (“ASC”) 845, we recorded a $12.2 million gain after exchanging one of our PCTC and $3.7 million in cash for a newer PCTC vessel. Under the specific guidance for this transaction  (ASC 845-10-30-1), we accounted for the transaction as a non-monetary exchange based on the fair values of the assets involved, which is the same basis that is used in monetary transactions. The $12.2 million gain was calculated based on the following facts:

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We considered several indicators of fair value in the accounting for this transaction. In April 2012, the vessel we tendered in the above-described transaction was appraised by a third party appraiser for [***]. During the latter part of 2012, a vessel of the same age and with similar specifications as the vessel acquired was appraised by a third party to have fair values ranging from [***] to [***].  Lastly, on November 14, 2012, a third party appraiser determined that the actual vessel we purchased had a fair value of [***]. To arrive at the fair value, the valuation methodology used was the cost approach.  After evaluating all of these data points, we concluded and believe the latest appraisal performed to be the most indicative of fair value based on the fact the appraisal was performed in the same time period as the exchange and related to the actual vessel acquired. Additional we believe our calculation of the $12.2 million gain is consistent with ASC 845-10-30-1, which states that, “The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.” Due to the  appraisal data we evaluated on the purchased vessel, we clearly believe that its fair value is “more clearly evident” than the vessel we surrendered.

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Note P. Unconsolidated  Entities, page F-17

Comment 12:

We note that during 2011 you acquired the other 50% interest in Dry Bulk, giving you a 100% interest as of March 25, 2011. We also note that it appears that the operations of your 50% investment in Dry Bulk was significant to your consolidated income for the year ended December 31, 2010. Please note that Rule 3-09 of Regulation S-X requires  registrants to file separate annual financial statements for each significant equity method investee for which either the income or investment test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the fiscal years required to be presented in the filing. In light of the fact that the year ended December 31, 2010 is presented in the Form 10-K for the year ended December 31, 2012, and because the Dry Bulk investment appears to be significant at the 20% threshold to the year ended December 31, 2010, we believe that separate audited financial statements for Dry Bulk for the year ended December 31, 2010 are required in the 2012 From 10-K. Please revise accordingly.

Response:

On June 8, 2011, we filed with the Commission audited financial statements for Dry Bulk for the year ended December 31, 2010 as an exhibit to our current report on Form 8-K/A relating to our acquisition of 100% control of Dry Bulk.  In addition, in 15(a)(1)(iii) of our 2012 annual report on Form 10-K, we re-filed the same 2010 audited financial statements for Dry Bulk through incorporation by reference thereto, as permitted by Rule 12b-23.  As such, investors have had access to these Dry Bulk financial statements for over two years and were redirected to them in our most recent annual report.  We believe these filings have fully satisfied our 8-K and 10-K filing obligations.

Note V. Stock-Based Compensation, page

Comment 13

We note that during 2012 you granted time-based and performance-based RSUs. Please tell us and revise Note V to disclose how you determined the fair value of these awards. Your response and revised disclosures should include the methods and the significant assumptions used to determine fair value of each category of RSUs. The notes to your interim financial statements should be similarly revised to disclose the methods and significant assumptions used to determine the fair values of stock-based compensation awards granted during 2013.

Response:

On May 7, 2012, we granted to certain executives a combination of both service based and performance based RSUs. The fair value of the service based awards was calculated based on the closing market price of our stock as of the grant date times the number of RSUs issued with no forfeitures assumed. The performance based RSUs are subject to vesting upon two different performance metrics: an absolute performance metric based on targeted earnings per share and a

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relative performance metric based on our total stockholder return over a given period as measured against that of the other companies in the Russell 2000 index.  In order to calculate the fair value of our absolute performance RSUs, we multiplied the closing market price of our stock as of the grant date times the number of RSU’s issued with no forfeitures assumed. We measured our related performance RSUs based on market conditions and were accounted for and measured differently from an award that has a performance or service feature. The effect of a market condition is reflected in the award’s fair value on the grant date. In order to derive the fair value of these awards, a Monte-Carlo simulation statistical technique was used to simulate our future stock prices and the components of the Russell 2000 Index. The stock prices were based upon the risk-free rate of return, the volatility of each entity, and the correlation of each entity with the Russell 2000 Index. We multiplied our ending simulated stock price by the payout percentage to determine a projected payout at the end of the performance period. The ending payout was then discounted, using the risk-free rate of return, to the grant date to determine the grant date fair value. The following assumptions were used:

Stock Price - Based upon our closing price of our common stock as of May 7, 2012.

Expected Volatilities – The historical volatilities were based upon daily historical volatilities over the most recent 0.65 – year period for our stock price and the components of the Russell 2000 Index.

Correlation Coefficients – For the purposes of the model the correlation coefficients were based upon the price data used to calculate the historical volatilities.

Risk-Free Rate of Interest – Based upon an interpolation between the risk-free rate of return that is equal to the yield of the 6-month and 1-year US Treasury Rates.

Dividend Yield – Based upon the most recent dividend payment and the grant price.

We acknowledge the staff’s request to revise our footnote disclosure and intend to provide the additional information disclosed above beginning with our third quarter 2013 Form 10-Q.

Form 10-Q for the Quarter Ended June 30, 2013

Notes to the Financial Statements

Note 12. Goodwill and Other Intangible Assets, page 14

Comment 14:

We note that your table of definite life intangible assets includes $11.3 million related to a favorable lease UOS early buy-out. We also note that there is no amortization period disclosed for this intangible and it does not appear that this asset was amortized during the six months ended June 30, 2013. Please tell us the useful life or amortization period that has been assigned to this favorable lease asset and explain to us why no amortization expense has been recognized during the six months ended     June 30, 2013.

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Response:

On November 30, 2012, we acquired U.S. United Ocean Services, LLC (“UOS”), a company which provides marine transportation services for dry bulk and break-bulk commodities in the United States.  We purchased 100% of the issued and outstanding limited liability company interests of UOS for an aggregate purchase price of approximately $114 million in cash.

In conjunction with this acquisition, we acquired the rights to four tug/barge units, two bulkers and one harbor tug. One of the four tug/barge units was leased to UOS through December 2013 under an operating lease with a third party bank. The remaining lease payments totaled approximately [***] at the time of the acquisition.  At the end of the lease term, the acquired lease provided UOS with a purchase option permitting UOS to purchase the tug and the barge (the “unit”) for [***]. Prior to the closing of the acquisition, UOS exercised the purchase option through a legally binding agreement. We acquired the lease agreement as part of the acquisition of UOS, including the binding purchase commitment, and are therefore obligated to purchase the unit from the lessor in December 2013. The acquisition date fair market value for the leased unit was approximately [***]. We have estimated that the fair market value of the unit will be approximately [***] in December 2013 when the unit will be purchased. We determined the fair value of the purchase option was based on the approximated fair value of the unit at December 2013 less the purchase option price.

ASC 805-20-25-10 establishes that an intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable. We believe UOS’ purchase commitment meets both of these criterion. First, we believe the option to purchase the tug/barge unit is an intangible asset that meets the contractual-legal criterion because the exercise of the purchase option committed UOS to acquire the unit at a price that will be favorable when compared with the pricing of current market transactions for similar units at the time of exercise. Additionally, we believe that the asset meets the separability criterion as it is capable of being separated from the acquiree and sold, transferred, rented or exchanged. ASC 805-20-55-3 and ASC 805-20-55-4 states that, “The separability criterion means that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. An intangible asset that the acquirer would be able to sell, license, or otherwise exchange for something else of value meets the separability criterion even if the acquirer does not intend to sell, license, or otherwise exchange it.”  Because we believe both criterion are met, we recorded the fair value of the purchase option as a separately identifiable intangible asset as of the acquisition date.

We also believe that since there is no economic benefit derived from the purchase option until the unit is purchased, we assigned no amortization period to the intangible asset and will reclassify the intangible value to the cost of the unit acquired upon purchase. We will continue to assess the intangible asset for impairment under ASC 360 until the unit is purchased. When the

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unit is purchased, we will begin to depreciate the unit over its estimated remaining depreciable life.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operation, page 29

Comment 15:

We note that your results of operations section of the MD&A discusses changes in revenue and gross profit. Please explain to us why you have changed the measure discussed in MD&A during 2013 from gross voyage profit to gross profit. Also, in light of the fact that gross profit is not a measure on your statements of income, please explain to us why you believe it is appropriate to discuss gross profit in MD&A. As part of your response, please tell us the segment measure that is used by the CODM for purposes of assessing performance and allocating resources during 2013 and tell us if there have been any changes in the measure reported to and used by the CODM during the six months ended June 30, 2013 from that used during 2012. We may have           further comment upon review of your response.

Response:

We acknowledge the Staff’s comment that prior to 2013 we discussed gross voyage profit in our MD&A to assist our investors in viewing our operations the same way management does. Our election to discuss gross profit in the second quarter of 2013 was primarily driven by the fact that we wanted to account for and explain the material impact depreciation expense would have on our segment results. The only difference between gross voyage profit and gross profit is the depreciation expense. As we have consistently noted in the non-GAAP reconciliation tables that we have historically provided in our MD&A, gross profit reflects depreciation expenses whereas gross voyage profit does not. However, based on the fact that our CODM has consistently used and will continue to use gross voyage profit as our key segment profitability measure, we will revert back to the previous presentation using gross voyage profit starting with our third quarter Form 10-Q. While we acknowledge that both gross voyage profit and gross profit are non-GAAP measures, we believe the discussion of either is appropriate so long as the non-GAAP measure is properly reconciled to a GAAP measure and the GAAP measure is given equal prominence. As discussed in our response to Comment 5, we intend to analyze changes in our  operating income in the forepart of our MD&A discussion before assessing segment profitability through a review of changes in gross voyage profit in the later sections of our MD&A discussion. We also respectfully refer the Staff to its Comment Letter dated May 2, 2011, comment number 12, which stated, “ Note that we do not object to the presentation of gross voyage profit within your segment disclosure or MD&A, provided however that you analyze operating income in a more prominent fashion”.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments, or changes to the Company’s disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the above responses provide all of the information the Staff has requested in its Comment Letter.  However, we would be pleased to provide additional information or answer any questions regarding the foregoing matters.  You may contact me at 251-243-9082

[Signature on Following Page]

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Sincerely yours,

 INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada

Manuel G. Estrada

Vice President and Chief Financial Officer

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